Exhibit 99.1

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

Summit Therapeutics plc

(“Summit” or the “Company”)

SUMMIT THERAPEUTICS ANNOUNCES CLOSING OF ITS PUBLIC OFFERING OF AMERICAN DEPOSITARY SHARES

Oxford, UK, 18 September 2017 – Summit Therapeutics plc (NASDAQ: SMMT, AIM: SUMM), the drug discovery and development company advancing therapies for Duchenne muscular dystrophy and C. difficile infection, announces the closing of its previously announced public offering of 1,677,850 American Depositary Shares (“ADSs”) at a public offering price of $12.00 per ADS, including 218,850 ADSs sold pursuant to the underwriters’ exercise in full of their over-allotment option. Gross proceeds from the public offering were approximately USD20.1 million. All of the ADSs in the public offering were sold by Summit and trade on the NASDAQ Global Market. Each ADS represents five ordinary shares of Summit.

Canaccord Genuity Inc. and JMP Securities LLC acted as joint lead book-running managers for the public offering. Needham & Company, LLC acted as lead manager and H.C. Wainwright & Co., LLC acted as co-manager.

Application has been made for 8,389,250 new ordinary shares in the Company represented by the 1,677,850 ADSs sold in the public offering to be admitted to trading on the AIM market. It is expected that admission and dealing in these new ordinary shares will commence at 8:00am BST on 19 September 2017. The new ordinary shares will rank pari passu with the Company’s existing ordinary shares.

Following the close of the offering, the issued share capital of the Company is 70,316,908 ordinary shares and this figure may be used by shareholders as a denominator for the calculations by which they will determine if they are required to notify their interest in, or change to their interest in, the Company under the Disclosure and Transparency Rules.

The securities were issued and sold pursuant to an effective shelf registration statement (including a base prospectus) that was previously filed with the Securities and Exchange Commission (the “SEC”). The final prospectus supplement relating to the offering was filed with the SEC on 14 September 2017. The final prospectus and the accompanying prospectus are available on the SEC’s website at www.sec.gov. Copies of the final prospectus supplement and the accompanying prospectus relating to the offering may be obtained by contacting Canaccord Genuity Inc., Attention: Syndicate Department, 99 High Street, 12th Floor, Boston, Massachusetts 02110, telephone: +1 (617) 371-3900 or JMP Securities LLC, Prospectus Department, 600 Montgomery Street, 10th Floor, San Francisco, California 94111, telephone: +1 (415) 835- 8985. This press release is being issued pursuant to and in accordance with Rule 135e under the United States Securities Act of 1933, as amended (the “Securities Act”).

This press release does not constitute a prospectus and does not constitute or form part of any offer or invitation to sell or issue, or the solicitation of an offer to purchase or acquire, any of the ordinary shares or ADSs or any other securities in the United States of America or in any other jurisdiction. Securities may not be offered or sold in the United States of America absent registration or an exemption from registration under the Securities Act. Any public offering of securities to be made in the United States will be made by means of a prospectus. Such prospectus will contain or incorporate by reference detailed information about the issuer and its management and financial statements. In particular, and without limitation, no offer of securities to the public (as that term is understood in the EU Prospectus Directive) is being made in the United Kingdom or in any other country in the European Economic Area which has implemented the EU Prospectus Directive.

About Summit Therapeutics

Summit is a biopharmaceutical company focused on the discovery, development and commercialization of novel medicines for indications for which there are no existing or only inadequate therapies. Summit is conducting clinical programs focused on the genetic disease Duchenne muscular dystrophy and the infectious disease Clostridium difficile infection.

For more information, please contact:

Summit

Glyn Edwards / Richard Pye (UK office)	Tel: +44 (0)1235 443 951
Erik Ostrowski / Michelle Avery (US office)	+1 617 225 4455

Cairn Financial Advisers LLP

(Nominated Adviser)
Liam Murray / Tony Rawlinson	Tel: +44 (0)20 7213 0880

Forward Looking Statements

Any statements in this press release about Summit’s future expectations, plans and prospects, including but not limited to, statements about whether or not Summit will consummate the offering and the anticipated use of the proceeds from the offering, and other statements containing the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “would,” and similar expressions, constitute forward looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: market conditions, the satisfaction of customary closing conditions, the uncertainties inherent in the initiation of future clinical trials, availability and timing of data from on-going and future clinical trials and the results of such trials, whether preliminary results from a clinical trial will be predictive of the final results of that trial or whether results of early clinical trials or preclinical studies will be indicative of the results of later clinical trials, expectations for regulatory approvals, availability of funding sufficient for Summit’s foreseeable and unforeseeable operating expenses and capital expenditure requirements and other factors discussed in the “Risk Factors” section of filings that Summit makes with the Securities and Exchange Commission, including Summit’s Annual Report on Form 20-F for the fiscal year ended 31 January 2017. Accordingly, readers should not place undue reliance on forward looking statements or information. In addition, any forward-looking statements included in this press release represent Summit’s views only as of the date of this release and should not be relied upon as representing Summit’s views as of any subsequent date. Summit specifically disclaims any obligation to update any forward-looking statements included in this press release.

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